SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D/A*
(Rule 13d-101)

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

HMN Financial, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

40424G108
(CUSIP Number)

Jeffrey L. Gendell 55 Railroad Avenue, Suite 103, Greenwich, Connecticut 06830 (203) 769-2000
(Name, address and telephone number of person
authorized to receive notices and communications)

November 25, 2008
(Date of event which requires filing of this schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40424G108	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. Tontine Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS** WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 281,769
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 281,769
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.42%
14	TYPE OF REPORTING PERSON ** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40424G108	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. Tontine Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS** WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 281,769
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 281,769
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.42%
14	TYPE OF REPORTING PERSON ** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40424G108	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. Tontine Overseas Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS** WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON ** IA

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40424G108	SCHEDULE 13D/A	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. Jeffrey L. Gendell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS** OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 281,769
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 281,769
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.42%
14	TYPE OF REPORTING PERSON ** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40424G108	SCHEDULE 13D/A	Page 6 of 8 Pages

Item 1.	SECURITY AND ISSUER.

This Schedule 13D/A (this "Amendment No. 2") amends the Schedule D originally filed on May 12, 2003 relating to the shares of common stock, $0.01 par value (the "Common Stock") of HMN Financial, Inc. (the "Company") (the “Original Schedule 13D”) as previously amended by Amendment No. 1, filed on May 30, 2003.  The Company's principal executive offices are located at 1016 Civic Center Drive NW, Rochester, Minnesota 55901.  The Original Schedule 13D, as further amended by Amendment No. 1 and this Amendment No. 2, is hereinafter referred to as the "Schedule 13D".  Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D or Amendment No. 1.  This Amendment No. 2 amends Item 5 of the Schedule 13D as set forth below.  This constitutes an "exit filing" for Tontine Overseas Associates, L.L.C.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

A.	Tontine Financial Partners, L.P. ("TFP")
	(a)	Aggregate number of shares beneficially owned: 281,769

Percentage:  6.42%  The percentages used herein and in the rest of Item 5 are calculated based upon the 4,388,399 shares of Common Stock issued and outstanding as of April 20, 2011 as reflected in the Company's Form 10-Q for the quarterly period ended March 31, 2011.

	(b)	1.	Sole power to vote or direct the vote: -0-
		2.	Shared power to vote or direct the vote: 281,769
		3.	Sole power to dispose or direct the disposition: -0-
		4.	Shared power to dispose or direct the disposition of: 281,769
	(c)	Not applicable.
(d)
TM, the general partner of TFP, has the power to direct the affairs of TFP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Gendell is the managing member of TM and in that capacity directs its operations.

	(e)	Not applicable.

B.	Tontine Management, L.L.C. ("TM")
	(a)	Aggregate number of shares beneficially owned: 281,769
Percentage: 6.42%
	(b)	1.	Sole power to vote or direct the vote: -0-
		2.	Shared power to vote or direct the vote: 281,769
		3.	Sole power to dispose or direct the disposition: -0-
		4.	Shared power to dispose or direct the disposition of: 281,769
	(c)	Not applicable.
	(d)	Mr. Gendell is the managing member of TM and in that capacity directs its operations.
	(e)	Not applicable.

CUSIP No. 40424G108	SCHEDULE 13D/A	Page 7 of 8 Pages

C.	Tontine Overseas Associates, L.L.C. ("TOA")
	(a)	Aggregate number of shares beneficially owned: -0-
Percentage: 0%
	(b)	1.	Sole power to vote or direct the vote: -0-
		2.	Shared power to vote or direct the vote: -0-
		3.	Sole power to dispose or direct the disposition: -0-
		4.	Shared power to dispose or direct the disposition of: -0-
	(c)	Not applicable.
(d)	Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of the sale of such shares.
(e)	August 6, 2008.

D.	Jeffrey L. Gendell
	(a)	Aggregate number of shares beneficially owned: 281,769
Percentage: 6.42%
	(b)	1.	Sole power to vote or direct the vote: -0-
		2.	Shared power to vote or direct the vote: 281,769
		3.	Sole power to dispose or direct the disposition: -0-
		4.	Shared power to dispose or direct the disposition of: 281,769
	(c)	Not applicable.
	(d)	Not applicable.
	(e)	Not applicable.

CUSIP No. 40424G108	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 1, 2011

JEFFREY L. GENDELL

/s/ Jeffrey L. Gendell

TONTINE MANAGEMENT, L.L.C.
By:	Jeffrey L. Gendell, its managing member

/s/ Jeffrey L. Gendell

TONTINE OVERSEAS ASSOCIATES, L.L.C.
By:	Jeffrey L. Gendell, its managing member

/s/ Jeffrey L. Gendell

TONTINE FINANCIAL PARTNERS, L.P.
By:	Tontine Management, L.L.C., its general partner
By:	Jeffrey L. Gendell, its managing member

/s/ Jeffrey L. Gendell